Exhibit 8.01 (b)

                                VSB Bancorp, Inc.

               VSB BANCORP, INC. ANNOUNCES ITS FIRST CASH DIVIDEND

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, N. Y. -- November 15, 2007. VSB Bancorp, Inc. (NASDAQ CM: VSBN) announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on January 2, 2008 to stockholders of record on November 29, 2007. Joseph J. LiBassi, Chairman of the Board of Directors, stated, "We are pleased to be able to pay our first ever quarterly cash dividend to our stockholders. We have had nine consecutive years of profitability and our current capital ratios allow us to pay the dividend while still retaining capital to support potential future growth of our franchise."

Raffaele M. Branca, recently elevated to the position of President and Chief Executive Officer, reported, "As we said in our earnings release and in our recent Form 10-QSB filing with the SEC, we earned $496,279 last quarter, which equates to a dividend payout ratio of 22.9% on third quarter 2007 earnings."

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank's initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp's total equity had increased to $19.9 million by September 30, 2007. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy,
(ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.